July 25, 2024

Gordon Harper
Chief Financial Officer, Controller and Secretary
Armour Residential REIT, Inc.
3001 Ocean Drive
Suite 201
Vero Beach, FL 32963

        Re: Armour Residential REIT, Inc.
            Form 10-K for the Fiscal Year Ending December 31, 2023 Filed March 15, 2024
            File No. 001-34766
Dear Gordon Harper:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction